Exhibit 99.2

GLOBUS MARITIME LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the nine-month periods ended September 30, 2023 and 2022. Unless otherwise specified herein, references to the “Company”, “we” or “our” shall include Globus Maritime Limited (NASDAQ: GLBS) and its subsidiaries. You should read the following discussion and analysis together with our unaudited interim condensed consolidated financial statements as at September 30, 2023 and for the nine-month periods ended September 30, 2023 and 2022, and the accompanying notes thereto, included elsewhere in this report. For the additional information relating to our management’s discussion and analysis of the financial condition and results of operations, please see our Annual Report on Form of 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission (the “SEC”) on March 20, 2023 (the “Annual Report”).

Forward-Looking Statements

Our disclosure and analysis herein pertain to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business and making acquisitions, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “may,” “should” and similar expressions are forward-looking statements. All statements herein that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as our future operating or financial results, global and regional economic and political conditions, including piracy, pending vessel acquisitions, our business strategy and expected capital spending or operating expenses, including dry-docking and insurance costs, competition in the dry bulk industry, statements about shipping market trends, including charter rates and factors affecting supply and demand, our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, our ability to enter into fixed-rate charters after our current charters expire and our ability to earn income in the spot market and our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels’ useful lives. Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under “Item 3. Key Information – D. Risk Factors” of the Annual Report. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements.

Factors that might cause future results to differ include, but are not limited to, the following:

●	changes in governmental rules and regulations or actions taken by regulatory authorities;

●	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;

●	the length and number of off-hire periods and dependence on third-party managers; and

●	other factors discussed under “Item 3. Key Information – D. Risk Factors” of the Annual Report.

You should not place undue reliance on forward-looking statements contained herein because they are statements about events that are not certain to occur as described or at all. All forward-looking statements herein are qualified in their entirety by the cautionary statements contained herein. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Overview

The address of the registered office of Globus Maritime Limited (“Globus”) is: Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

The principal business of the Company is the ownership and operation of a fleet of dry bulk motor vessels (“m/v”), providing maritime services for the transportation of dry cargo products on a worldwide basis. The Company conducts its operations through its vessel owning subsidiaries.

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The unaudited interim condensed consolidated financial statements, prepared under IFRS, include the financial statements of Globus and its subsidiaries listed below, all wholly owned by Globus as at September 30, 2023:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Owned
Globus Shipmanagement Corp.	Marshall Islands	-	Management Co.
Devocean Maritime Ltd.	Marshall Islands	December 18, 2007	m/v River Globe
Domina Maritime Ltd.	Marshall Islands	May 19, 2010	-***
Dulac Maritime S.A.	Marshall Islands	May 25, 2010	-****
Artful Shipholding S.A.	Marshall Islands	June 22, 2011	m/v Moon Globe
Longevity Maritime Limited Serena Maritime Limited Talisman Maritime Limited	Malta Marshall Islands Marshall Islands	September 15, 2011 October 29, 2020 July 20, 2021	-** m/v Galaxy Globe m/v Power Globe
Argo Maritime Limited	Marshall Islands	June 9, 2021	m/v Diamond Globe
Calypso Shipholding S.A.	Marshall Islands	-	Hull No: S-1885*
Daxos Maritime Limited	Marshall Islands	-	Hull No: NE-442*
Olympia Shipholding S.A.	Marshall Islands	-	Hull No: S-K192*
Paralus Shipholding S.A.	Marshall Islands	-	Hull No: NE-443*
Salaminia Maritime Limited	Marshall Islands	November 29, 2021	m/v Orion Globe
Thalia Shipholding S.A.	Marshall Islands	-	Hull No: S-3012*

*New building vessels

** m/v Sun Globe was sold and delivered to her new owners on June 5, 2023

*** m/v Sky Globe was sold and delivered to her new owners on September 7, 2023

**** m/v Star Globe was sold and delivered to her new owners on September 13, 2023

Results of Operations

Our revenues consist of earnings under the charters on which we employ our vessels. We believe that the important measures for analysing trends in the results of our operations consist of the following:

Revenues

The Company generates its revenues from charterers from the charter hire of its vessels. Vessels are chartered using time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a time charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognised on a straight - line basis over the period of the time charter. Such revenues are treated in accordance with IFRS 16 as lease income while the portion of time charter revenues related to technical management services are recognized in accordance with IFRS 15. Associated broker commissions are recognised on a pro-rata basis over the duration of the period of the time charter. Deferred revenue relates to cash received prior to the financial position date and is related to revenue earned after such date.

For time charters that qualify as leases, the Company is required to disclose lease and non-lease components of voyage revenue. The revenue earned under time charters is not negotiated in its two separate components, but as a whole. For purposes of determining the standalone selling price of the vessel lease and technical management service components of the Company’s time charters, the Company concluded that the residual approach would be the most appropriate method to use given that vessel lease rates are highly variable depending on shipping market conditions, the duration of such charters and the age of the vessel. The Company believes that the standalone transaction price attributable to the technical management service component, including crewing services, is more readily determinable than the price of the lease component and, accordingly, the price of the service component is estimated using data provided by its technical department, which consist of the crew expenses, maintenance and consumable costs and was approximately $13,098 and $13,612 for the nine months periods ended September 30, 2023 and 2022, respectively. The fleet decreased from an average of 9.0 vessels during the first nine months of 2022 to 8.4 vessels for the same period in 2023. The lease component that is disclosed then is calculated as the difference between total revenue and the non-lease component revenue and was $10,724 and $39,565 for the nine months periods ended September 30, 2023 and 2022, respectively.

The Company enters into consultancy agreements with other companies for the purpose of providing consultancy services. For these services the Company receives a fee. The total income from these fees is classified in the income statement component of the condensed consolidated statement of comprehensive income under management & consulting fee income.

Time Charters

A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunkers (fuel oil), but the vessel owner pays vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Time charter rates are usually set at fixed rates during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and on a year-to-year basis and, as a result, when employment is being sought for a vessel with an expiring or terminated time charter, the prevailing time charter rates achievable in the time charter market may be substantially higher or lower than the expiring or terminated time charter rate. Fluctuation in time charter rates are influenced by changes in spot charter rates, which are in turn influenced by a number of factors, including vessel supply and demand. The main factors that could increase total vessel operating expenses are crew salaries, insurance premiums, spare parts, repairs that are not covered under insurance policies and lubricant prices.

Voyage Expenses

Voyage expenses primarily consist of port, canal and bunker expenses that are unique to a particular charter under time charter arrangements are paid by the charterers or by the Company under voyage charter arrangements. Furthermore, voyage expenses include brokerage commission on revenue paid by the Company.

Gain on sale of bunkers, net

In addition to voyage expenses, the Company may also record a gain from bunkers which results mainly from the difference in the value of bunkers paid by the Company when the vessel is redelivered to the Company from the charterer under the vessel’s previous time charter agreement and the value of bunkers sold by the Company when the vessel is delivered to a new charterer.

Vessel Operating Expenses

Vessel operating expenses primarily consist of crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses necessary for the operation of the vessel and borne by the owner. All vessel operating expenses are expensed as incurred.

General and Administrative Expenses

The primary components of general and administrative expenses consist of the services of our senior executive officers, and the expenses associated with being a public company. Such public company expenses include the costs of preparing public reporting documents, legal and accounting costs and costs related to compliance with the rules, regulations and requirements of the SEC, the rules of NASDAQ, board of directors’ compensation and investor relations.

Depreciation

We depreciate the cost of our vessels after deducting the estimated residual value, on a straight-line basis over the expected useful life of each vessel, which is estimated to be 25 years from the date of initial delivery from the shipyard. We estimated the residual values of our vessels to be $380 per lightweight ton until September 30, 2022. During the fourth quarter of 2022, we adjusted the scrap rate from $380/ton to $440/ton due to the increased scrap rates worldwide.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with the debt incurred to partially finance the acquisition of our existing fleet. The interest rate was calculated until August 10, 2022 based on the three-month LIBOR rate and applicable margin and on SOFR rate and applicable margin thereafter.

Gain on derivative financial instruments

The Company enters into interest rate swap agreements to manage its exposure to fluctuations of interest rate risk associated with its borrowings. Interest Rate Swaps are measured at fair value. The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The valuation technique used for the Interest Rate Swaps is the discounted cash flow. The Company has not designated these interest rate swaps for hedge accounting.

The fair value of the Interest Rate Swaps is classified under “Fair value of derivative financial instruments” either under assets or liabilities in the consolidated statement of financial position. In the event that the respective asset or liability is expected to be materialized within the next twelve months, it is classified as current asset or liability. Otherwise, the respective asset or liability is classified as non-current asset or liability.

The change in fair value deriving from the valuation of the Interest Rate Swap at the end of each reporting period is classified under “Gain on derivative financial instruments” in the consolidated statement of comprehensive income. Realized gains or losses resulting from interest rate swaps are recognized in profit or loss under “Gain on derivative financial instruments” in the consolidated statement of comprehensive income.

Selected Information

Our selected consolidated financial and other data for the nine-month period ended September 30, 2023 and 2022 and as at September 30, 2023 presented in the tables below have been derived from our unaudited interim condensed consolidated financial statements and notes thereto, included elsewhere herein. Our selected consolidated financial data as at December 31, 2022, presented in the tables below have been derived from our audited financial statements and notes thereto, included in our Annual Report.

Consolidated Statements of Comprehensive Income Data

(In thousands of U.S. Dollars)

	Nine months ended September 30,
	2023	2022
	(unaudited)
Voyage revenues	23,822	53,177
Management & consulting fee income	273	273
Total Revenues	24,095	53,450

Voyage expenses, net	(3,840)	(2,869)
Vessel operating expenses	(12,771)	(13,261)
Depreciation	(3,668)	(4,272)
Depreciation of dry-docking costs	(3,298)	(3,266)
Administrative expenses	(2,702)	(2,167)
Administrative expenses payable to related parties	(521)	(1,059)
Reversal of impairment	4,400	-
Gain from sale of vessels	3,876	-
Other expenses net	(16)	(342)
Operating income	5,555	26,214
Interest income	1,668	14
Interest expense and finance costs, net	(3,077)	(1,428)
Gain on derivative financial instruments, net	781	2,456
Foreign exchange (losses)/gains, net	(33)	177
Total finance (losses) / gains, net	(661)	1,219
Net income and total comprehensive income for the period	4,894	27,433

Basic & diluted earnings per share for the period (1)	0.24	1.33
EBITDA (2) (unaudited)	13,269	36,386
Adjusted EBITDA (2) (unaudited)	4,245	33,752

(1) The weighted average number of shares (basic and diluted) for the nine-month period ended September 30, 2023 and 2022, was 20,582,301.

(2) Earnings/(losses) before interest, taxes, depreciation and amortization, or “EBITDA”, represents the sum of net income/(loss), interest and finance costs, interest income, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents net earnings / (losses) before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments net, foreign exchange gains or losses net, income taxes, depreciation, depreciation of drydocking costs, amortization of fair value of time charter attached to vessels, impairment, reversal of impairment and gains or losses from sale of vessels. EBITDA and Adjusted EBITDA do not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies. EBITDA and Adjusted EBITDA is not a recognized measure under IFRS.

EBITDA and Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA and Adjusted EBITDA have limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

»      EBITDA and Adjusted EBITDA do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

»      EBITDA and Adjusted EBITDA do not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

»      EBITDA and Adjusted EBITDA do not reflect changes in or cash requirements for our working capital needs; and

»      other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

Total comprehensive income to EBITDA and Adjusted EBITDA Reconciliation

	Nine months ended September 30,
	(Expressed in Thousands of U.S. Dollars, except per share data)
	2023 (Unaudited)	2022 (Unaudited)
Total comprehensive income for the period	$4,894	$27,433
Interest and finance costs, net	1,409	1,415
Depreciation	3,668	4,272
Depreciation of drydocking costs	3,298	3,266
EBITDA (unaudited)	$13,269	$36,386
Gain on derivative financial instruments	(781)	(2,456)
Foreign exchange losses / (gains), net	33	(178)
Reversal of Impairment	(4,400)	-
Gain from sale of vessels	(3,876)	-
Adjusted EBITDA (unaudited)	$4,245	$33,752

Balance Sheets Data

(In thousands of U.S. Dollars)

	As at September 30,	As at December 31,
	2023	2022
	(Unaudited)
Consolidated condensed statement of financial position:
Vessels, net	101,261	129,461
Advances for vessel acquisition	43,159	28,172
Other non-current assets	4,747	5,498
Total non-current assets	149,167	163,131
Cash and bank balances and bank deposits (including restricted cash)	79,168	55,211
Other current assets	5,561	7,116
Total current assets	84,729	62,327
Total assets	233,896	225,458
Total equity	175,592	170,698
Total debt net of unamortized debt discount	54,140	44,325
Other liabilities	4,164	10,435
Total liabilities	58,304	54,760
Total equity and liabilities	233,896	225,458

Statements of Cash Flows Data

(In thousands of U.S. Dollars)

	Nine months ended September 30,
	2023	2022
	(Unaudited)
Statement of cash flow data:
Net cash (used in) / generated from operating activities	(5,462)	27,888
Net cash generated from / (used in) investing activities	21,614	(22,128)
Net cash generated from financing activities	9,333	11,722

	Nine months ended September 30,
	2023	2022
	(Unaudited)
Ownership days (1)	2,298	2,457
Available days (2)	2,225	2,414
Operating days (3)	2,181	2,379
Fleet utilization (4)	98%	98.6%
Average number of vessels (5)	8.4	9.0
Daily time charter equivalent (TCE) rate (6)	$8,979	$20,840
Daily operating expenses (7)	$5,557	$5,397

Notes:

(1)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.
(3)	Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.
(5)	Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.
(6)	TCE rates are our voyage revenues plus any potential gain on sale of bunkers less voyage expenses during a period divided by the number of our available days during the period which is consistent with industry standards. TCE is a measure not in accordance with IFRS.
(7)	We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period.

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

	Nine months ended September 30,
	2023	2022
	(Unaudited)
Voyage revenues	$23,822	$53,177
Less: Voyage expenses	$(3,840)	$(2,869)
Net revenues	$19,982	$50,308
Available days	2,225	2,414
Daily TCE rate (1)	$8,979	$20,840

(1) Subject to rounding.

Recent Developments

Contract for new building vessels

On August 18, 2023, the Company signed two contracts for the construction and purchase of two fuel efficient bulk carrier of about 64,000 dwt each. The two vessels will be built at a reputable shipyard in Japan and are scheduled to be delivered during the second half of 2026. The total consideration for the construction of both vessels is approximately $75.5 million, which the Company intends to finance with a combination of debt and equity. In August 2023 the Company paid the 1st instalment of $7.5 million for both vessels under construction.

Debt financing

In August 2023, the Company reached an agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for a deed of accession, amendment and restatement of the CIT loan facility by the accession of an additional borrower in order to increase the loan facility from a total of $52.25 million to $77.25 million, by a top up loan amount of $25 million for the purpose of financing vessels Diamond Globe and Power Globe and for general corporate and working capital purposes of all the borrowers and Globus. The CIT loan facility (including the new top up loan amount) is now further secured by a first preferred mortgage over the vessels Diamond Globe and Power Globe. Furthermore, the applicable margin was amended from 3.35% to 2.70 % for the whole CIT loan facility. On August 10, 2023, the Company drew down $25 million.

The Company, through a wholly owned subsidiary Daxos Maritime Limited, is currently negotiating a sale and leaseback financing transaction for a vessel under construction at Nantong Cosco KHI Ship Engineering Co., Ltd. that we previously disclosed have agreed to purchase. Daxos Maritime Ltd would sell the vessel for a purchase price of $28 million on or about September 30, 2024 (subject to delays during construction of the Vessel) to an unaffiliated third party. Daxos Maritime Ltd would bareboat charter the vessel from the new owner for period of 10 years, with hire payable monthly in advance at (A) a fixed rate of (i) $3,000 per day for the first 3 years, (ii) $3,200 per day for the 4th and 5th years, (iii) $3,300 per day for the 6th and 7th years, and (iv) $3,800 per days for the 8th, 9th and 10th years, and (B) a floating rate calculated on the amount of the outstanding lease obligation on the relevant hire payment date of (1) CME SOFR plus 2.1% per annum for the first 3 years, (2) CME SOFR plus 2.45% per annum for the next 4th, 5th, 6th and 7th years, and (3) CME SOFR plus 2.35% per annum for the remaining 8th, 9th and 10th years. Daxos Maritime Ltd will have the right under the Charter to purchase the Vessel during the charter period at various purchase prices, and an obligation to purchase the Vessel at the end of the Charter Period for a purchase price of $15.81 million. Globus maritime would guarantee the payments. The transaction is subject to a number of conditions, including negotiating and agreeing and approval by all parties of the final documentation for the transaction.

Sale of vessels

On March 6, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built Sun Globe for a gross price of $14.1 million (absolute amount), before commissions, to an unaffiliated third party. The vessel was delivered to its new owners on June 5, 2023. The Company recognized a gain of $71 as a result of the sale, which was classified in the income statement component of the consolidated statement of comprehensive income.

On August 11, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2009-built Sky Globe for a gross price of $10.7 million (absolute amount), before commissions, to an unaffiliated third party. The vessel was delivered to its new owners on September 7, 2023. The Company recognized a gain of $2.2 million (absolute amount) as a result of the sale, which was classified in the income statement component of the consolidated statement of comprehensive income.

On August 16, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2010-built Star Globe for a gross price of $11.2 million (absolute amount), before commissions, to an unaffiliated third party. The vessel was delivered to its new owners on September 13, 2023. The Company recognized a gain of $1.6 million (absolute amount) as a result of the sale, which was classified in the income statement component of the consolidated statement of comprehensive income.

Policy for the Recovery of Erroneously Awarded Compensation

Clawback Policy. On November 8, 2023, the Board of Directors of the Company approved the adoption of a Policy for the Recovery of Erroneously Awarded Incentive Based Compensation (the “Clawback Policy”), with an effective date of October 2, 2023, in order to comply with the final clawback rules adopted by the Securities and Exchange Commission under Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended (“Rule 10D-1”), and the listing standards, as set forth in the Nasdaq Listing Rule 5608 (the “Final Clawback Rules”).

The Clawback Policy provides for the mandatory recovery of erroneously awarded incentive-based compensation from current and former executive officers as defined in Rule 10D-1 (“Covered Officers”) of the Company in the event that the Company is required to prepare an accounting restatement, in accordance with the Final Clawback Rules. The recovery of such compensation applies regardless of whether a Covered Officer engaged in misconduct or otherwise caused or contributed to the requirement of an accounting restatement. Under the Clawback Policy, the Board of Directors may recoup from the Covered Officers erroneously awarded incentive compensation received within a lookback period of the three completed fiscal years preceding the date on which the Company is required to prepare an accounting restatement.

Results of Operations

Conflicts

The conflict between Russia and Ukraine, which commenced in February 2022, has disrupted supply chains and caused instability and significant volatility in the global economy. Much uncertainty remains regarding the global impact of the conflict in Ukraine, and it is possible that such instability, uncertainty and resulting volatility could significantly increase the costs of the Company and adversely affect its business, including the ability to secure charters and financing on attractive terms, and as a result, adversely affect the Company’s business, financial condition, results of operation and cash flows. Currently there is no direct effect on the Company’s operations.

Nine-month period ended September 30, 2023 compared to the nine-month period ended September 30, 2022

Net comprehensive income for the nine-month period ended September 30, 2023 amounted to $4.9 million or $0.24 basic and diluted income per share based on 20,582,301 weighted average number of shares, compared to a net comprehensive income of $27.4 million for the same period last year or $1.33 basic and diluted income per share based on 20,582,301 weighted average number of shares.

The following table corresponds to the breakdown of the factors that led to the decrease in total comprehensive income during the nine-month period ended September 30, 2023 compared to the nine -month period ended September 30, 2022 (expressed in $000’s):

9-month period of 2023 vs 9-month period of 2022

Net income and total comprehensive income for the 9-month period of 2022	27,433
Decrease in Voyage revenues	(29,355)
Increase in Voyage expenses	(971)
Decrease in Vessels operating expenses	490
Decrease in Depreciation	604
Increase in Depreciation of dry-docking costs	(32)
Decrease in Total administrative expenses	3
Increase in Reversal of Impairment	4,400
Increase in Gain from sale of vessel	3,876
Decrease in Other expenses, net	326
Increase in Interest income	1,655
Increase in Interest expense and finance costs	(1,649)
Decrease in Gain on derivative financial instruments	(1,675)
Decrease in Foreign exchange gains	(211)
Net income and total comprehensive income for the 9-month period of 2023	4,894

Voyage revenues

During the nine-month period ended September 30, 2023 and 2022, our Voyage revenues reached $23.8 million and $53.2 million, respectively. The 55% decrease in Voyage revenues was mainly attributed to the decrease in the average time charter rates achieved by our vessels during the nine-month period ended September 30, 2023, compared to the same period in 2022. The Company operated a fleet of 8.4 during the first nine months of 2023 compared to an average of 9 vessels for the same period in 2022. Daily Time Charter Equivalent rate (TCE) for the nine-month period of 2023 was $8,979 per vessel per day against $20,840 per vessel per day during the same period in 2022, corresponding to a decrease of 57%, which is attributed to the worse conditions throughout the bulk market for the first nine months of 2023.

Voyage expenses, net

Voyage expenses reached $3.8 million during the nine-month period ended September 30, 2023, compared to $2.9 million during the same period last year. Voyage expenses include commissions on revenues, port and other voyage expenses and bunker expenses. Bunker expenses mainly refer to the cost of bunkers consumed during periods that our vessels are travelling seeking employment. Voyage expenses for the nine-month period ended September 30, 2023 and 2022, are analyzed as follows:

In $000’s	2023	2022
Commissions	307	811
Bunkers	3,163	1,664
Other voyage expenses	370	394
Total	3,840	2,869

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, reached $12.8 million during the nine-month period ended September 30, 2023, compared to $13.3 million during the same period last year. The breakdown of our operating expenses for the nine-month period ended September 30, 2023 and 2022 was as follows:

	2023	2022
Crew expenses	52%	51%
Repairs and spares	17%	21%
Insurance	7%	8%
Stores	15%	12%
Lubricants	6%	5%
Other	3%	3%

Average daily operating expenses during the nine-month periods ended September 30, 2023 and 2022 were $5,557 per vessel per day and $5,397 per vessel per day respectively, corresponding to an increase of 3%.

Depreciation

Depreciation charge during the nine-month period ended September 30, 2023, reached $3.7 million compared to $4.3 million during the same period in 2022. This is mainly attributed to the decrease of the fleet from an average of 9 vessels during the nine-month period ended September 30, 2022 to 8.4 vessels for the same period in 2023 and the increase of the scrap rate in our books from $380/ton to $440/ton during the fourth quarter of 2022, due to the increased scrap rates worldwide.

Total administrative expenses

Total administrative expenses, including administrative expenses to related parties and share based payments, amounted to $3.2 million during the nine-month period ended September 30, 2023 and 2022.

Reversal of Impairment

On March 6, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built Sun Globe for a gross price of $14.1 million, before commissions, to an unaffiliated third party.

Following the agreement to sell Sun Globe and given the significant increase in the vessel’s market value, the Company assessed that there were indications that impairment losses recognized in the previous periods with respect to this vessel have decreased. Therefore, the carrying amount of the vessel was increased to its recoverable amount, determined based on selling price less cost to sell, and the Company recorded reversal of impairment amounting $4,400.

Gain from the sale of vessels

Gain from sale of vessels amounted to $3.8 million for the nine-month period ended September 30, 2023. As a result of the sale of Sky and Star Globe the Company recognized a gain of approximately $2.2 million and $1.6 million, respectively. Both vessels were delivered to their new owners in September 2023.

Interest Income

During the nine-month period ended September 30, 2023, interest income reached approximately $1.7 million compared to $14 thousand for the same period last year. This is mainly attributed to the increase of interest rates worldwide during 2023 and the fact that the Company has proceeded to secure short-term time deposits.

Interest expense and finance costs

Interest expense and finance costs reached $3.1 million during the nine-month period ended September 30, 2023, compared to $1.4 million in the same period of 2022. Interest expense and finance costs for the nine-month periods ended September 30, 2023 and 2022, are analyzed as follows:

In $000’s	2023	2022
Interest payable on long-term borrowings	2,735	1,241
Bank charges	37	44
Operating lease liability interest	23	45
Gain from termination of previous operating lease	-	(42)
Amortization of debt discount	263	114
Other finance expenses	19	26
Total	3,077	1,428

As at September 30, 2023, and 2022 we and our vessel-owning subsidiaries had outstanding borrowings under our Loan agreements of an aggregate of $54.2 million and $46 million, respectively, gross of unamortized debt discount. The increase in interest payable is mainly attributed to the increase of the outstanding balance and the increase of the weighted average interest rate from 4.93% during the nine-month period ended September 30, 2022 to 8.2% for the same period in 2023, which is mainly attributed to the increase of SOFR rates in 2023.

Gain on derivative financial instruments

For the nine-month periods ended September 30, 2023 and 2022, the Company recognized a gain of approximately $0.8 million and $2.5 million, respectively, net of interest for the period, according to the Interest Rate Swap valuations, which follows future interest rate variations and is included in the condensed consolidated statement of comprehensive income.

Liquidity and capital resources

As at September 30, 2023, and December 31, 2022, our cash and bank balances and bank deposits (including restricted cash) were $82.5 and $58.8 million, respectively.

As at September 30, 2023, the Company reported a working capital surplus of $74.1 million and was in compliance with the covenants included in the CIT loan facility.

The Company performs on a regular basis an assessment to evaluate its ability to continue as a going concern.

In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The degree of consideration depends on the facts in each case and depends on the Company’s profitability and ready access to financial resources, In certain cases, management may need to consider a wide range of factors relating to current and expected profitability, debt repayment schedules, compliance with the financial and security collateral cover ratio covenants under its existing debt agreements and potential sources of replacement financing before it can satisfy itself that the going concern basis is appropriate. The Company may need to develop detailed cash flow projections as part of its assessment in such cases. In developing estimates of future cash flows, the Company makes assumptions about the vessels’ future performance, with the significant assumptions relating to time charter equivalent rates, vessels’ operating expenses, vessels’ capital expenditures, fleet utilization, Company’s general and administrative expenses and cash flow requirements for debt servicing. The assumptions used to develop estimates of future cash flows are based on historical trends as well as future expectations.

The above conditions indicate that the Company is expected to be able to operate as a going concern and the unaudited interim condensed consolidated financial statements included elsewhere in this report were prepared under this assumption.

Net cash used in operating activities for the nine-month period ended September 30, 2023 was $5.5 million compared to net cash generated from operating activities of $27.9 million during the respective period in 2022. The decrease in our cash generated from operating activities was mainly attributed to the decrease in our Voyage revenues from $53.2 million during the nine-month period ended September 30, 2022 to $23.8 million during the nine-month period under consideration.

Net cash generated from investing activities for the nine-month period ended September 30, 2023 was $21.6 million compared to net cash used in investing activities of $22.1 million during the respective period in 2022. The amount generated from investing activities for the first nine months of 2023 is mainly attributed to the cash received from the sale of m/v Sun Globe, Sky Globe and Star Globe during the second and third quarter of 2023, partially offset by instalments for the new building with Hull No: S-1885 paid in March and September 2023, amounting to $3.8 million and $3.7 million, respectively, and the advances for the Hulls with No: S-K192 and S-3012 paid in August 2023 amounting to $7.5 million. Respectively, the amount used in investing activities for the nine months of 2022 is mainly attributed to the cash advances paid for the three new buildings during the nine-month period ended September 30, 2022.

Net cash generated from financing activities during the nine-month period ended September 30, 2023 and 2022 were as follows:

	Nine months ended September 30,
In $000’s	2023	2022
	(Unaudited)
Proceeds from loans	25,000	18,000
Repayment of long-term debt	(4,685)	(3,750)
Prepayment of long-term debt	(10,505)	-
Decrease/(Increase) in restricted cash	1,741	(1,124)
Repayment of lease liability	(239)	(217)
Interest paid	(1,573)	(928)
Payment of financing costs	(406)	(259)
Net cash generated from financing activities	9,333	11,722

As at September 30, 2023 and 2022, we and our vessel-owning subsidiaries had outstanding borrowings under our Loan agreements of an aggregate of $54.2 and $46 million, respectively, gross of unamortized debt discount.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income for the three and nine-month periods ended September 30, 2023 and 2022	F-2

Condensed Consolidated Statements of Financial Position as at September 30, 2023 (Unaudited) and December 31, 2022	F-3

Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the nine -month periods ended September 30, 2023 and 2022	F-4

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the nine -month periods ended September 30, 2023 and 2022	F-5

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-6 to F-15

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three and nine months ended September 30, 2023 and 2022

(Expressed in thousands of U.S. Dollars, except share, per share and warrants data)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2023	2022	2023	2022
REVENUES:
Voyage revenues	10	7,589	15,775	23,822	53,177
Management & consulting fee income		92	92	273	273
Total Revenues		7,681	15,867	24,095	53,450

EXPENSES & OTHER OPERATING INCOME:
Voyage expenses, net		(645)	(3,322)	(3,840)	(2,869)
Vessel operating expenses		(3,918)	(4,769)	(12,771)	(13,261)
Depreciation	5, 10	(1,175)	(1,446)	(3,668)	(4,272)
Depreciation of dry-docking costs	5	(1,024)	(1,213)	(3,298)	(3,266)
Administrative expenses		(941)	(738)	(2,702)	(2,167)
Administrative expenses payable to related parties	4	(170)	(347)	(521)	(1,059)
Reversal of impairment	5	-	-	4,400	-
Gain from sale of vessel	5	3,805	-	3,876	-
Other expenses, net		(10)	(341)	(16)	(342)
Operating income		3,603	3,691	5,555	26,214

Interest income		746	6	1,668	14
Interest expense and finance costs		(1,197)	(613)	(3,077)	(1,428)
Gain on derivative financial instruments, net		299	1,186	781	2,456
Foreign exchange (losses) / gains, net		18	65	(33)	177

NET INCOME FOR THE PERIOD		3,469	4,335	4,894	27,433
Other Comprehensive Income		-	-	-	-
NET COMPREHENSIVE INCOME FOR THE PERIOD		3,469	4,335	4,894	27,433

Earnings per share (U.S.$):
- Basic and Diluted earnings per share for the period	7	0.17	0.21	0.24	1.33

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

GLOBUS MARITIME LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at September 30, 2023 and December 31, 2022

(Expressed in thousands of U.S. Dollars, except share, per share and warrants data)

		September 30,	December 31,
	Notes	2023	2022
		(Unaudited)
ASSETS

NON-CURRENT ASSETS
Vessels, net	5	101,261	129,461
Advances for vessel purchase	10	43,159	28,172
Office furniture and equipment		93	90
Right of use asset	10	259	493
Restricted cash	3	3,378	3,590
Fair value of derivative financial instruments	11	1,007	1,315
Other non-current assets		10	10
Total non-current assets		149,167	163,131
CURRENT ASSETS
Current portion of fair value of derivative financial instruments	11	1,011	1,092
Trade receivables, net		906	109
Inventories		1,307	3,028
Prepayments and other assets		2,337	2,887
Restricted cash	3	850	2,378
Cash and cash equivalents	3	78,318	52,833
Total current assets		84,729	62,327
TOTAL ASSETS		233,896	225,458

EQUITY AND LIABILITIES

EQUITY
Issued share capital	6	82	82
Share premium	6	284,406	284,406
Accumulated deficit		(108,896)	(113,790)
Total equity		175,592	170,698
NON-CURRENT LIABILITIES
Long-term borrowings, net of current portion	8	47,474	37,522
Provision for staff retirement indemnities		167	148
Lease liabilities	10	-	188
Total non-current liabilities		47,641	37,858
CURRENT LIABILITIES
Current portion of long-term borrowings	8	6,666	6,803
Trade accounts payable		1,832	3,548
Accrued liabilities and other payables		1,305	5,814
Current portion of lease liabilities	10	270	321
Deferred revenue		590	416
Total current liabilities		10,663	16,902
TOTAL LIABILITIES		58,304	54,760
TOTAL EQUITY AND LIABILITIES		233,896	225,458

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine-months ended September 30, 2023 and 2022

(Expressed in thousands of U.S. Dollars, except share, per share and warrants data)

	Issued share	Share
	Capital	Premium	(Accumulated Deficit)	Total Equity
As at January 1, 2023	82	284,406	(113,790)	170,698
Net income for the period	-	-	4,894	4,894
Other comprehensive income	-	-	-	-
Total comprehensive income for the period	-	-	4,894	4,894
As at September 30, 2023	82	284,406	(108,896)	175,592

	Issued share	Share
	Capital	Premium	(Accumulated Deficit)	Total Equity
As at January 1, 2022	82	284,406	(138,070)	146,418
Net income for the period	-	-	27,433	27,433
Other comprehensive income	-	-	-	-
Total comprehensive income for the period	-	-	27,433	27,433
As at September 30, 2022	82	284,406	(110,637)	173,851

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine-months ended September 30, 2023 and 2022

(Expressed in thousands of U.S. Dollars)

		Nine months ended September 30,
	Notes	2023	2022
Operating activities
Income for the period		4,894	27,433
Adjustments for:
Depreciation	5, 10	3,668	4,272
Depreciation of deferred dry-docking costs	5	3,298	3,266
Payment of deferred dry-docking costs		(9,570)	(1,962)
Reversal of impairment		(4,400)	-
Provision for staff retirement indemnities		19	22
Gain on derivative financial instruments		(781)	(2,456)
Gain on sale of vessel		(3,876)	-
Interest expense and finance costs		3,077	1,428
Interest income		(1,668)	(14)
Foreign exchange losses/(gains), net		20	(76)
(Increase)/decrease in:
Trade receivables, net		(798)	(1,914)
Inventories		1,722	(743)
Prepayments and other assets		549	(394)
Insurance claims		-	(333)
Increase/(decrease) in:
Trade accounts payable		(1,993)	1,904
Accrued liabilities and other payables		203	(1,185)
Deferred revenue		174	(1,360)
Net cash (used in) / generated from operating activities		(5,462)	27,888
Cash flows from investing activities:
Net Proceeds from sale of vessel	5	35,097	-
Advances for vessel acquisition	10	(14,987)	(21,256)
Improvements		(127)	(872)
Purchases of office furniture and equipment		(37)	(14)
Interest received		1,668	14
Net cash generated from / (used in) investing activities		21,614	(22,128)
Cash flows from financing activities:
Proceeds from loans	8	25,000	18,000
Repayment of long-term debt	8	(4,685)	(3,750)
Prepayment of long-term debt	8	(10,505)	-
Decrease/(Increase) in restricted cash	3	1,741	(1,124)
Repayment of lease liability		(239)	(217)
Payment of financing costs		(406)	(259)
Interest paid		(1,573)	(928)
Net cash generated from financing activities		9,333	11,722
Net increase in cash and cash equivalents		25,485	17,482
Cash and cash equivalents at the beginning of the period	3	52,833	45,213
Cash and cash equivalents at the end of the period	3	78,318	62,695

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2023

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

1.	Basis of presentation and general information

The accompanying unaudited interim condensed consolidated financial statements include the financial statements of Globus Maritime Limited (“Globus”) and its wholly owned subsidiaries (collectively the “Company”). Globus was formed on July 26, 2006, under the laws of Jersey. On June 1, 2007, Globus concluded its initial public offering in the United Kingdom and its shares were admitted for trading on the Alternative Investment Market (“AIM”). On November 24, 2010, Globus was redomiciled to the Marshall Islands and its shares were admitted for trading in the United States (NASDAQ Global Market) under the Securities Act of 1933, as amended. On November 26, 2010, Globus shares were effectively delisted from AIM.

The address of the registered office of Globus is: Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

The principal business of the Company is the ownership and operation of a fleet of dry bulk motor vessels (“m/v”), providing maritime services for the transportation of dry cargo products on a worldwide basis. The Company conducts its operations through its vessel owning subsidiaries.

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The unaudited interim condensed consolidated financial statements include the financial statements of Globus and its subsidiaries listed below, all wholly owned by Globus as at September 30, 2023:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Owned
Globus Shipmanagement Corp.	Marshall Islands	-	Management Co.
Devocean Maritime Ltd.	Marshall Islands	December 18, 2007	m/v River Globe
Domina Maritime Ltd.	Marshall Islands	May 19, 2010	-***
Dulac Maritime S.A.	Marshall Islands	May 25, 2010	-****
Artful Shipholding S.A.	Marshall Islands	June 22, 2011	m/v Moon Globe
Longevity Maritime Limited Serena Maritime Limited Talisman Maritime Limited	Malta Marshall Islands Marshall Islands	September 15, 2011 October 29, 2020 July 20, 2021	-** m/v Galaxy Globe m/v Power Globe
Argo Maritime Limited	Marshall Islands	June 9, 2021	m/v Diamond Globe
Calypso Shipholding S.A.	Marshall Islands	-	Hull No: S-1885*
Daxos Maritime Limited	Marshall Islands	-	Hull No: NE-442*
Olympia Shipholding S.A.	Marshall Islands	-	Hull No: S-K192*
Paralus Shipholding S.A.	Marshall Islands	-	Hull No: NE-443*
Salaminia Maritime Limited	Marshall Islands	November 29, 2021	m/v Orion Globe
Thalia Shipholding S.A.	Marshall Islands	-	Hull No: S-3012*

* New building vessels

** m/v Sun Globe sold and delivered to her new owners on June 5, 2023 (Note 5)

*** m/v Sky Globe was sold and delivered to her new owners on September 7, 2023 (Note 5)

**** m/v Star Globe was sold and delivered to her new owners on September 13, 2023 (Note 5)

Except for the changes disclosed in note 2. These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements. The operating results for the nine-month period ended September 30, 2023, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2023.

The unaudited interim condensed consolidated financial statements as at and for the nine months ended September 30, 2023, have been prepared in accordance with IAS 34 Interim Financial Reporting.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2023

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

1.            Basis of presentation and general information (continued)

The unaudited interim condensed consolidated financial statements presented in this report do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the consolidated financial statements as at December 31, 2022 and for the year then ended included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 (the “2022 Annual Report”).

Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2022 Annual Report.

The unaudited interim condensed consolidated financial statements as at September 30, 2023 and for the nine months then ended, were approved for issuance by the Board of Directors on November 14, 2023.

Going Concern basis of accounting:

The Company performs on a regular basis an assessment to evaluate its ability to continue as a going concern.

In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The degree of consideration depends on the facts in each case and depends on the Company’s profitability and ready access to financial resources, In certain cases, management may need to consider a wide range of factors relating to current and expected profitability, debt repayment schedules, compliance with the financial and security collateral cover ratio covenants under its existing debt agreements and potential sources of replacement financing before it can satisfy itself that the going concern basis is appropriate. The Company may need to develop detailed cash flow projections as part of its assessment in such cases. In developing estimates of future cash flows, the Company makes assumptions about the vessels’ future performance, with the significant assumptions relating to time charter equivalent rates, vessels’ operating expenses, vessels’ capital expenditures, fleet utilization, Company’s general and administrative expenses and cash flow requirements for debt servicing. The assumptions used to develop estimates of future cash flows are based on historical trends as well as future expectations.

As at September 30, 2023, the Company reported a total comprehensive income of $4,894 for the nine month period ended September 30, 2023, Cash and cash equivalents of $78,318, a working capital surplus of $74.1 million (absolute amount) and was in compliance with its debt covenants.

The above conditions indicate that the Company is expected to be able to operate as a going concern and these consolidated financial statements were prepared under this assumption.

The conflict between Russia and Ukraine, which commenced in February 2022, has disrupted supply chains and caused instability and significant volatility in the global economy. Much uncertainty remains regarding the global impact of the conflict in Ukraine, and it is possible that such instability, uncertainty and resulting volatility could significantly increase the costs of the Company and adversely affect its business, including the ability to secure charters and financing on attractive terms, and as a result, adversely affect the Company’s business, financial condition, results of operation and cash flows. Currently there is no effect on the Company’s operations.

2.            Changes in Accounting policies and Recent accounting pronouncements

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended 31 December 2022, as included in Note 2 to the Company’s consolidated financial statements included in the 2022 Annual Report. There have been no changes to the Company’s accounting policies and recent accounting pronouncements in the nine-month period ended September 30, 2023 other than the following IFRS amendments which have been adopted by the Company as of 1 January 2023:

•	IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies (Amendments). The amendments replace the requirement to disclose ‘significant’ accounting policies with a requirement to disclose ‘material’ accounting policies. The amendments to IAS 1 and Practice Statement 2 relate to disclosures of accounting policies in complete financial statements.

•	IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (Amendments). The amendments introduce a new definition of accounting estimates, defined as monetary amounts in financial statements that are subject to measurement uncertainty, if they do not result from a correction of prior period error.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2023

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2.            Changes in Accounting policies and Recent accounting pronouncements (continued)

•	IAS 12 Income taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments). The amendments narrow the scope of and provide further clarity on the initial recognition exception under IAS 12 and specify how companies should account for deferred tax related to assets and liabilities arising from a single transaction, such as leases and decommissioning obligations.

•	Amendment to IAS 12 Income taxes: International Tax Reform – Pillar Two Model Rules. The amendments issued in May 2023, give temporary relief from accounting for deferred taxes arising from the Organisation for Economic Co-operation and Development’s (OECD) international tax reform. The amendments introduce: (i) a temporary exception, to the accounting for deferred taxes arising from jurisdictions implementing the global tax rules, and (ii) targeted disclosure requirements, to help investors better understand a company’s exposure to income taxes arising from the reform, particularly before legislation implementing the rules is in effect. Companies can benefit from the temporary exception immediately but are required to provide the disclosures to investors for annual reporting periods beginning on or after 1 January 2023.

The amendments had no impact on the financial statements of the Company.

In addition to the recent accounting pronouncements issued, but not yet effective and not adopted by the Company, as disclosed in Note 2 to the Company’s consolidated financial statements included in the 2022 Annual Report, there are the following accounting pronouncements issued, but not yet effective and not early adopted by the Company:

•	Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements. The amendments introduce supplemental disclosure requirements for the entities’ supplier finance arrangements. The amendments are effective for annual reporting periods beginning on or after 1 January 2024.

IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (Amendments). The amendments are effective for annual reporting periods beginning on or after January 1, 2025, with earlier application permitted. The amendments will require companies to apply a consistent approach in assessing whether a currency can be exchanged into another currency and, when it cannot, in determining the exchange rate to use and the disclosures to provide.

The Company has not early adopted the above amendments and is in process of assessing the potential impact on the financial statements.

3             Cash and cash equivalents and Restricted cash

For the purpose of the interim condensed consolidated statement of financial position, cash and cash equivalents comprise the following:

	September 30, 2023	December 31, 2022
Cash on hand	33	36
Cash at banks	78,285	52,797
Total	78,318	52,833

Cash held in banks earns interest at floating rates based on daily bank deposit rates.

The fair value of cash and cash equivalents as at September 30, 2023 and December 31, 2022, was $78,318 and $52,833, respectively.

As at September 30, 2023 and December 31, 2022, the Company had pledged an amount of $4,228 and $5,968, respectively, in order to fulfil collateral requirements. The fair value of the restricted cash as at September 30, 2023 was $4,228, $3,378 included in non-current assets and $850 included in current assets. The fair value of the restricted cash as at December 31, 2022 was $5,968, $3,590 included in non-current assets and $2,378 included in current assets as at December 31, 2022. The cash and cash equivalents are held with reputable bank and financial institution counterparties with high ratings.

4             Transactions with Related Parties

Details and nature of the Company’s transactions with related parties did not change in the nine-month period ended September 30, 2023 and are discussed in Note 4 of the Company’s consolidated financial statements as at and for the year ended December 31, 2022, included in the 2022 Annual Report. As of September 30, 2023 the balance due to Related parties was $1,065 ($2,197 as of December 31, 2022) and are included in Trade accounts payable in the accompanying Statement of Financial Position.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2023

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

5            Vessels, net and Advances for vessel acquisition

The amounts in the interim condensed consolidated statement of financial position are analysed as follows:

	Vessels cost	Vessels depreciation	Dry docking costs	Depreciation of dry-docking costs	Net Book Value
Balance at January 1, 2023	234,916	(113,009)	23,365	(15,811)	129,461
Additions	143	-	5,188	-	5,331
Reversal of Impairment	4,400	-	-	-	4,400
Depreciation & Amortization	-	(3,400)	-	(3,298)	(6,698)
Sale of vessel	(58,219)	31,149	(13,444)	9,281	(31,233)
Balance at September 30, 2023	181,240	(85,260)	15,109	(9,828)	101,261

For the purpose of the unaudited condensed consolidated statement of comprehensive income, depreciation, as stated in the income statement component, comprises the following:

	For the Three months ended September 30, 2023	For the Nine months ended September 30, 2023
Vessels’ depreciation	1,086	3,400
Depreciation on office furniture and equipment	11	34
Depreciation of right of use asset	78	234
Total	1,175	3,668

On March 6, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built Sun Globe for a gross price of $14.1 million (absolute amount), before commissions, to an unaffiliated third party.

Following the agreement to sell Sun Globe and given the significant increase in the vessel’s market value, the Company assessed that there were indications that impairment losses recognised in the previous periods with respect to this vessel have decreased. Therefore, the carrying amount of the vessel was increased to its recoverable amount, determined based on selling price less cost to sell, and the Company recorded reversal of impairment amounting $4,400, during the first quarter of 2023. The vessel was delivered to its new owners on June 5, 2023 and the Company recorded a gain of $71 which is included in the unaudited condensed consolidated statement of comprehensive income.

On August 11, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2009-built Sky Globe for a gross price of $10.7 million (absolute amount), before commissions, to an unaffiliated third party. The vessel was delivered to its new owners on September 7, 2023. The Company recognized a gain of approximately $2.2 million (absolute amount) as a result of the sale, which is included in the income statement component of the consolidated statement of comprehensive income.

On August 16, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2010-built Star Globe for a gross price of $11.2 million (absolute amount), before commissions, to an unaffiliated third party. The vessel was delivered to its new owners on September 13, 2023. The Company recognized a gain of approximately $1.6 million (absolute amount) as a result of the sale, which is included in the income statement component of the consolidated statement of comprehensive income.

On August 18, 2023, the Company signed two contracts for the construction and purchase of two fuel efficient bulk carrier of about 64,000 dwt each. The two vessels will be built at a reputable shipyard in Japan and are scheduled to be delivered during the second half of 2026. The total consideration for the construction of both vessels is approximately $75.5 million, which the Company intends to finance with a combination of debt and equity. In August 2023 the Company paid the 1st instalment of $7.5 million for both vessels under construction.

As of September 30, 2023 the Company assessed that no indication for impairment or reversal of impairment existed.

No impairment or reversal of impairment was recognized for the first nine months of 2022.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2023

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

6             Share Capital and Share Premium

The authorised share capital of Globus consisted of the following:

	September 30,	December 31,
	2023	2022
Authorised share capital:
500,000,000 Common Shares of par value $0.004 each	2,000	2,000
100,000,000 Class B common shares of par value $0.001 each	100	100
100,000,000 Preferred shares of par value $0.001 each	100	100
Total authorised share capital	2,200	2,200

Holders of the Company’s common shares and Class B shares have equivalent economic rights, but holders of Company’s common shares are entitled to one vote per share and holders of the Company’s Class B shares are entitled to twenty votes per share. Each holder of Class B shares may convert, at its option, any or all of the Class B shares held by such holder into an equal number of common shares.

As at September 30, 2023 and 2022 the Company had 20,582,301 shares issued and fully paid. During the periods ended September 30, 2023 and 2022 no new shares were issued.

As at September 30, 2023, the Company had no Class B common shares and 10,300 Series B Preferred Shares outstanding.

Share premium includes the contribution of Globus’ shareholders for the acquisition of the Company’s vessels. Additionally, share premium includes the effects of the acquisition of non-controlling interest, the effects of the Globus initial and follow-on public offerings and the effects of the share-based payments. At September 30, 2023 and December 31, 2022, Globus share premium amounted to $284,406.

As at September 30, 2023 and December 31, 2022, the Company had issued 5,550 common shares pursuant to exercise of outstanding Class A Warrants as defined in the 2022 Annual Report and had 388,700 Class A Warrants outstanding to purchase an aggregate of 388,700 common shares.

As at September 30, 2023 and December 31, 2022, no PP Warrants, as defined in the 2022 Annual Report, had been exercised and the Company had 1,291,833 PP Warrants outstanding to purchase an aggregate of 1,291,833 common shares.

As at September 30, 2023 and December 31, 2022, no December 2020 Warrants, as defined in the 2022 Annual Report, had been exercised and the Company had December 2020 Warrants outstanding to purchase an aggregate of 1,270,587 common shares.

As at September 30, 2023 and December 31, 2022, no January 2021 Warrants, as defined in the 2022 Annual Report, had been exercised and the Company had January 2021 Warrants outstanding to purchase an aggregate of 1,950,000 common shares.

As at September 30, 2023 and December 31, 2022, no February 2021 Warrants, as defined in the 2022 Annual Report, had been exercised and the Company had February 2021 Warrants outstanding to purchase an aggregate of 4,800,000 common shares.

As at September 30, 2023 and December 31, 2022, no June 2021 Warrants, as defined in the 2022 Annual Report, had been exercised and the Company had June 2021 Warrants outstanding to purchase an aggregate of 10,000,000 common shares.

The Company’s warrants are classified in equity, following the Company’s assessment that warrants meet the equity classification criteria as per IAS 32. The total outstanding number of warrants as at September 30, 2023, was 19,701,120 to purchase an aggregate of 19,701,120 common shares.

7             Earnings per Share

Basic earnings per share (“EPS”) is calculated by dividing the net income for the period attributable to Globus shareholders by the weighted average number of shares issued, paid and outstanding.

Diluted earnings per share is calculated by dividing the net income attributable to common equity holders of the parent by the weighted average shares outstanding during the period plus the weighted average number of common shares that would be issued on the conversion of all the dilutive potential common shares into common shares. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation unless such inclusion would be anti-dilutive.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2023

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

7             Earnings per Share (continued)

As for the three-month ended September 30, 2023 and 2022, the securities that could potentially dilute basic EPS in the future are any incremental shares of unexercised warrants (Note 6). As the warrants were out-of-the money during the three-month period ended September 30, 2023 and 2022, these were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect.

As for the nine-month ended September 30, 2023 and 2022, the securities that could potentially dilute basic EPS in the future are any incremental shares of unexercised warrants (Note 6). As the warrants were out-of-the money during the nine-month periods ended September 30, 2023 and 2022, these were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect.

The following reflects the net income per common share:

	For the Three months ended September 30,		For the Nine months ended September 30,
	2023	2022	2023	2022
Income attributable to common equity holders	$3,469	$4,335	$4,894	$27,433
Weighted average number of shares – basic and diluted	20,582,301	20,582,301	20,582,301	20,582,301
Earnings per common share – basic and diluted	$0.17	$0.21	$0.24	$1.33

8             Long-Term Debt, net

Long-term debt in the condensed consolidated statement of financial position is analysed as follows:

Borrower	Loan Balance	Unamortized Debt Discount	Accrued Interest	Total Borrowings
Devocean Maritime LTD., Artful Shipholding S.A., Serena Maritime Limited,Salaminia Maritime Limited, Talisman Maritime Limited and Argo Maritime Limited.	54,185	(684)	639	54,140

Total at September 30, 2023	54,185	(684)	639	54,140
Less: Current Portion	(6,258)	231	(639)	(6,666)
Long-Term Portion	47,927	(453)	-	47,474

Total at December 31, 2022	44,375	(541)	491	44,325
Less: Current Portion	(6,500)	188	(491)	(6,803)
Long-Term Portion	37,875	(353)	-	37,522

Details of the Company’s credit facilities are discussed in Note 11 of the Company’s consolidated financial statements for the year ended December 31, 2022, included in the 2022 Annual Report.

In more detail:

In May 2021, Globus through its wholly owned subsidiaries, Devocean Maritime Ltd.(the “Borrower A”), Domina Maritime Ltd. (the “Borrower B”), Dulac Maritime S.A. (the “Borrower C”), Artful Shipholding S.A. (the “Borrower D”), Longevity Maritime Limited (the “Borrower E”) and Serena Maritime Limited (the “Borrower F”), vessel owning companies of m/v River Globe, m/v Sky Globe, m/v Star Globe, m/v Moon Globe, m/v Sun Globe and m/v Galaxy Globe, respectively, entered a new term loan facility for up to $34,250 with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for the purpose of refinancing the existing indebtedness secured on the ships. The loan facility is in the names of Devocean Maritime Ltd., Domina Maritime Ltd, Dulac Maritime S.A., Artful Shipholding S.A., Longevity Maritime Limited and Serena Maritime Limited as the borrowers and is guaranteed by Globus. This loan facility is referred to as the “CIT loan facility”. The loan facility bore interest at LIBOR plus a margin of 3.75% for interest periods of three months.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2023

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

8             Long-Term Debt, net (continued)

Following the agreement reached in August 2022 the benchmark rate was amended from LIBOR to SOFR and the applicable margin was decreased from 3.75% to 3.35%. This amendment to the loan agreement falls within the scope of Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Amendments”), which have been published by IASB in August 2020 and adopted by the Company as of January 1, 2021. In particular, the Company applied the practical expedient available under the Amendments and adjusted the effective interest rate when accounting for changes in the basis for determining the contractual cash flows under CIT loan facility. No adjustment to the carrying amount of the loan was necessary. The Company has also amended its interest rate swap agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) and replaced the respective benchmark rate from LIBOR to SOFR in order to depict the change of base rate of the CIT loan facility.

In August 2023, the Company reached an agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for a deed of accession, amendment and restatement of the CIT loan facility by the accession of an additional borrower in order to increase the loan facility from a total of $52.25 million to $77.25 million, by a top up loan amount of $25 million for the purpose of financing vessels Diamond Globe and Power Globe and for general corporate and working capital purposes of all the borrowers and Globus. The CIT loan facility (including the new top up loan amount) is now further secured by a first preferred mortgage over the vessels Diamond Globe and Power Globe. Furthermore, the applicable margin was amended from 3.35% to 2.70% for the whole CIT loan facility. The Company considered that the CIT loan facility amendment did not substantially modify the terms of the CIT loan facility. On August 10, 2023, the Company drew down $25 million.

As previously stated (see Note 2 & Note 5) on March 6, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built Sun Globe. On May 10, 2023 the Company prepaid the total remaining amount of $3,674 of the loan of Longevity Maritime Limited (the owning company of the vessel Sun Globe) in order to be able to conclude the sale and delivery of the vessel to the new owners which took place on June 5, 2023.

As previously stated (see Note 2 & Note 5) on August 11, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2009-built Sky Globe. On August 29, 2023 the Company prepaid the total remaining amount of $3,276 of the loan of Domina Maritime Ltd (the owning company of the vessel Sky Globe) in order to be able to conclude the sale and delivery of the vessel to the new owners which took place on September 7, 2023.

As previously stated (see Note 2 & Note 5) on August 16, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2010-built Star Globe. On September 7, 2023 the Company prepaid the total remaining amount of $3,555 of the loan of Dulac Maritime S.A. (the owning company of the vessel Star Globe) in order to be able to conclude the sale and delivery of the vessel to the new owners which took place on September 13, 2023.

The Company was in compliance with the covenants of CIT loan facility as at September 30, 2023.

The contractual annual loan principal payments to First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) loan facility to be made subsequent to September 30, 2023, were as follows:

September 30,	First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.)
2024	6,258
2025	6,258
2026	22,669
August 10, 2027	19,000
Total	54,185

9             Contingencies

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents, and insurers and from claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which are material for disclosure.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2023

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

10           Commitments

Voyage revenue

The Company enters into time charter arrangements on its vessels. These non-cancellable arrangements had remaining terms between nil days to approximately nine months as at September 30, 2023, assuming redelivery at the earliest possible date. As at December 31, 2022, the non-cancellable arrangements had remaining terms between nil days to eight and a half months, assuming redelivery at the earliest possible date. Future net minimum revenues receivable under non-cancellable operating leases as at September 30, 2023 and December 31, 2022, were as follows (vessel off-hires and dry-docking days that could occur but are not currently known are not taken into consideration; in addition early delivery of the vessels by the charterers is not accounted for):

	September 30, 2023	December 31, 2022
Within one year	5,049	6,675
Total	5,049	6,675

These amounts include consideration for other elements of the arrangement apart from the right to use the vessel such as maintenance and crewing and its related costs.

For time charters that qualify as leases, the Company is required to disclose lease and non-lease components of lease revenue. The revenue earned under time charters is not negotiated in its two separate components, but as a whole. For purposes of determining the standalone selling price of the vessel lease and technical management service components of the Company’s time charters, the Company concluded that the residual approach would be the most appropriate method to use given that vessel lease rates are highly variable depending on shipping market conditions, the duration of such charters and the age of the vessel. The Company believes that the standalone transaction price attributable to the technical management service component, including crewing services, is more readily determinable than the price of the lease component and, accordingly, the price of the service component is estimated using data provided by its technical department, which consist of the crew expenses, maintenance and consumable costs and was approximately $4,036 and $4,900 for the three-month periods ended September 30, 2023 and 2022, respectively and $13,098 and $13,612 for the nine-month periods ended September 30, 2023 and 2022, respectively. The lease component that is disclosed then is calculated as the difference between total revenue and the non-lease component revenue and was $3,553 and $10,876 for the three-month periods ended September 30, 2023 and 2022 and $10,724 and $39,565 for the nine-month periods ended September 30, 2023 and 2022, respectively.

Office lease contract

As further discussed in Note 4 of the 2022 Annual Report the Company has recognised a right of use asset and a corresponding liability with respect to the rental agreement of office space for its operations within a building leased by FG Europe (an affiliate of Globus’s chairman).

The depreciation charge for right-of-use assets for the three-month period ended September 30, 2023 and 2022, was approximately $78 for both periods and for the nine-month period ended September 30, 2023 and 2022, was approximately $234 and $249, respectively, and the interest expense on lease liability for the three-month period ended September 30, 2023 and 2022, was approximately $6 and $12, respectively and for the nine-month period ended September 30, 2023 and 2022, was approximately $23 and $45, respectively, and recognised in the income statement component of the condensed consolidated statement of comprehensive income under depreciation and interest expense and finance costs, respectively.

At September 30, 2023 and December 31, 2022, the current lease liabilities amounted to $270 and $321, respectively, and the non-current lease liabilities amounted to nil and $188, respectively, and are included in the accompanying condensed consolidated statements of financial position.

Commitments under shipbuilding contracts

On April 29, 2022, the Company entered into a contract, through its subsidiary, Calypso Shipholding S.A., for the construction and purchase of one fuel efficient bulk carrier of about 64,000 dwt vessel. The vessel will be built at Nihon Shipyard Co. in Japan and is scheduled to be delivered during the first half of 2024. The total consideration for the construction of the vessel is approximately $37.5 million (absolute amount), which the Company intends to finance with a combination of debt and equity. In May 2022 the Company paid the 1st instalment of $7.4 million (absolute amount), in March 2023 paid the 2nd instalment of $3.8 million (absolute amount) and in September 2023 paid the 3rd instalment of $3.7 million (absolute amount), which are all included under Advances for vessel purchase in the condensed consolidated statement of financial position.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2023

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

10           Commitments (continued)

On May 13, 2022, the Company has signed two contracts, through its subsidiaries, Daxos Maritime Limited and Paralus Shipholding S.A., for the construction and purchase of two fuel efficient bulk carrier of about 64,000 dwt each. The sister vessels will be built at Nantong COSCO KHI Ship Engineering Co. in China with the first one scheduled to be delivered during the third quarter of 2024 and the second one scheduled during the fourth quarter of 2024. The total consideration for the construction of both vessels is approximately $70.3 million (absolute amount), which the Company intends to finance with a combination of debt and equity. In May 2022 the Company paid the 1st instalment of $13.8 million (absolute amount) and in November 2022 paid the 2nd instalment of $6.9 million (absolute amount) for both vessels under construction. Both instalments are included under Advances for vessel purchase in the condensed consolidated statement of financial position.

On August 18, 2023, the Company signed two contracts for the construction and purchase of two fuel efficient bulk carrier of about 64,000 dwt each. The two vessels will be built at a reputable shipyard in Japan and are scheduled to be delivered during the second half of 2026. The total consideration for the construction of both vessels is approximately $75.5 million, which the Company intends to finance with a combination of debt and equity. In August 2023 the Company paid the 1st instalment of $7.5 million (absolute amount) for both vessels under construction.

The contractual annual payments per subsidiary to be made subsequent to September 30, 2023, were as follows:

	Calypso Shipholding S.A.	Daxos Maritime Limited	Paralus Shipholding S.A.	Olympia Shipholding S.A.	Thalia Shipholding S.A.	Total
October 1, 2023 to September 30, 2024	22,200	24,785	6,910	3,760	3,760	61,415
October 1, 2024 to September 30, 2025	-	-	17,875	3,760	-	21,635
October 1, 2025 to September 30, 2026	-	-	-	26,530	7,520	34,050
October 1, 2026 to November 30, 2026	-	-	-	-	22,770	22,770
Total	22,200	24,785	24,785	34,050	34,050	139,870

11           Fair values

Carrying amounts and fair values

The following table shows the carrying amounts and fair values of assets and liabilities measured or disclosed at fair value, including their levels in the fair value hierarchy (as defined in note 2.25 of the 2022 Annual Report). It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value, such as cash and cash equivalents, restricted cash, trade receivables and trade payables.

	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
September 30, 2023
	Financial assets
Financial assets measured at fair value
Non-current portion of fair value of derivative financial instruments	1,007	-	1,007	-	1,007
Current portion of fair value of derivative financial instruments	1,011	-	1,011	-	1,011
	2,018

	Financial liabilities
Financial liabilities not measured at fair value
Long-term borrowings	54,140	-	55,741	-	55,741
	54,140

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2023

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

11           Fair values (continued)

	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
December 31, 2022
	Financial assets
Financial assets measured at fair value
Non-current portion of fair value of derivative financial instruments	1,315	-	1,315	-	1,315
Current portion of fair value of derivative financial instruments	1,092	-	1,092	-	1,092
	2,407

	Financial liabilities
Financial liabilities not measured at fair value
Long-term borrowings	44,375	-	45,549	-	45,549
	44,375

Measurement of fair values

Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant unobservable inputs used.

Financial instruments measured at fair value

Type	Valuation Techniques	Significant unobservable inputs
Derivative financial instruments:
Interest Rate Swap	Discounted cash flow	Discount rate

Financial instruments not measured at fair value

Asset and liabilities not measured at fair value
Type	Valuation Techniques	Significant unobservable inputs
Long-term borrowings	Discounted cash flow	Discount rate

Transfers between Level 1, 2 and 3

There have been no transfers between Level 1, Level 2 and Level 3 during the period.